S t r a d l i n g  Y o c c a  C a r l s o n  &  R a u t h

Michael H. Mulroy
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November 26, 2007
VIA ELECTRONIC TRANSMISSION
Barbara C. Jacobs, Esq.
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Room 4561
11 F Street, N.E.
Washington D.C. 20549

Re:	Printronix, Inc. Amended Preliminary Proxy Statement on Schedule 14A Filed November 23, 2007 File No. 0-9321
Dear Ms. Jacobs:
     On behalf of Printronix, Inc. (“Printronix”), we are taking the opportunity to respond to the latest inquiries from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) per a telephone conversation with the Staff on November 21, 2007 with respect to the above referenced amended preliminary proxy statement. Printronix’s responses to the Staff’s inquires are set forth below. In order to facilitate your review, we have included the Staff inquiries in italics followed by Printronix’s responses.
1.	Please explain why Mr. Kleist has not been named as Chairman in recent SEC filings.
Printronix Response: Robert A. Kleist, a member of our board of directors and chief executive officer and president of Printronix, has acted as chairman of the board of directors since 1974. Printronix has not referred to Mr. Kleist as chairman of the board in recent SEC filings because it did not believe it was required disclosure as it is not an elected office. See page 27 of proxy.
2.	Please confirm that the new Printronix board members will receive no compensation.
Printronix Response: Should Mr. Kleist serve on the new Printronix Board of Directors, he will receive no compensation for his services as such. It is anticipated that no members of the new Printronix Board of Directors will be compensated for their services as such. See page 27 of proxy.

Barbara C. Jacobs
November 26, 2007
Page Two
3.	Please clarify Mr. Kleist’s severance arrangements in the event he is fired and is not made Chairman of the Board of Printronix (the surviving corporation).
Printronix Response: If Mr. Kleist is terminated without cause and is not offered the role of chairman of the Printronix Board of Directors, he will receive twelve months of base salary as severance. If Mr. Kleist is terminated without cause as chief executive officer, but is offered the role of chairman of our Board of Directors, whether or not he accepts such role, he will receive no severance. If Mr. Kleist is terminated without cause as chief executive officer, but is the working chairman of the board, then he will continue to receive the same salary he would have made as chief executive officer so long as he is serving in a full-time capacity as a working chairman of the board. See page 27 of proxy.
     Printronix and Vector have appreciated the Staff’s responsiveness during the review process. We believe that we have now addressed all of the Staff’s areas of interest. Please let us know if there are any remaining concerns. Thank you.

Very truly yours, STRADLING YOCCA CARLSON & RAUTH
/s/ Michael H. Mulroy

Michael H. Mulroy

cc:	Robert A. Kleist George L. Harwood